Exhibit 99.1

Gorilla Reports Record 2023 Financial Results

-- 2023 revenues up 189% YoY compared to 2022, highlighting continued success globally --

-- High value product and services business model reflected in 2023 gross margin of 69% --

-- Total net income of $19.9 million, compared to ($87.5 million), a 123% increase YoY --

-- Adj. EBITDA of $29.0 million, compared to ($6.0) million, a 587% increase YoY --

LONDON, April 4, 2024 – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today reported financial results for the fiscal year ending December 31, 2023.

2023 Financial Highlights

●	Revenue Growth: Full-year 2023 revenues catapulted to $64.7 million, marking a substantial 189% increase year-over-year. This accelerating growth is a testament to Gorilla’s capabilities in cultivating and harnessing demand, propelling fiscal advancements and prowess in navigating the currents of market demand. Gorilla believes its future is one of crafting an era of unmatched fiscal renaissance, leadership and preeminence within the industry.

●	Improved Gross Margin: Demonstrating the value of Gorilla’s business model, gross margin surged to 69% for 2023. The increased gross margin indicates the effectiveness and efficiency of the Company’s operations, reflecting its strategic focus on high-margin opportunities and commitment to operational proficiency.

●	Profitability Turnaround: Gorilla recorded net profit of $19.9 million in fiscal year 2023, a dramatic shift of 123% from a loss of $(87.5) million in fiscal year 2022. Adjusted EBITDA has experienced a strong turnaround with an increase of 587% from fiscal year 2022 to fiscal year 2023, reflecting Gorilla’s exceptional operational efficiency, strategic management and its resolute trajectory towards financial excellence. This remarkable transition demonstrates Gorilla’s strategic and operational rebound, highlighting the company’s robust fiscal management and its successful turnaround strategy.

●	Forward Momentum: With an estimated pipeline exceeding $1 billion, expected expansion deals within current geographic regions of operation—MENA, Thailand, South America, and the UK—and successfully won sales amounting to approximately $300 million, Gorilla plans for continued success and shareholder value enhancement in the coming years.

Jay Chandan, CEO of Gorilla, stated: “Today, we shatter expectations and redefine what’s possible. Gorilla, with leading innovation and relentless drive, has not just met our financial targets; we have catapulted beyond them. Our earnings are not merely numbers; they are a testament to our technological dominance and visionary foresight. To our investors, you are at the heart of a seismic shift. Gorilla Technology isn’t just leading the charge; we are the charge. Brace yourselves, we’re just getting started,” said Jay Chandan, Chairman & CEO of Gorilla.

“Our robust financial health and positive momentum set the stage for even greater achievements in 2024,” Chandan continued. “With a strong sales pipeline and a strategy focused on innovation, operational excellence and customer satisfaction, we are positioned for sustained growth. Our commitment to cost management and operational efficiency continues to yield significant financial benefits, enhancing our ability to invest in new opportunities and navigate market uncertainties with confidence. As we move forward, our dedication to delivering exceptional value to our clients and stakeholders remains unwavering. In the face of doubters, critics and the perennial chorus of naysayers, my leadership has piloted Gorilla through uncharted waters, transforming a crescendo that rebukes the cynics. This triumph is our answer to every skeptic who bet against us, to every pundit who couldn’t see beyond their myopic forecasts. We have not just defied expectations; we have crafted a new lexicon of success. The horizon ahead is brimming with potential, and under my stewardship, Gorilla will continue to conquer the critics, outpace the pessimists and blaze a trail of unprecedented achievements. We no longer will linger in the shadows of feasibility; we bask in the glow of possibility. I stand before you today, humbled by our collective journey and the monumental achievements my team unlocked together. To each and every employee who has stood by us through these difficult times, your unwavering commitment and inventive spirit have been the cornerstone of our success. You are the architects of our future, the pulse of Gorilla Technology. To our esteemed investors, your faith in our vision has fueled our journey, enabling us to push boundaries and redefine paradigms. And to my fellow directors, Ruth Kelly, Gregg Walker, Pina Hirano and Evan Medeiros, your guidance and insight have been invaluable, steering us through challenges and towards our shared aspirations. Together, we have not just reached new heights; we have set the foundation for an era of accelerating innovation and growth. My sincerest gratitude to each one of you for being the catalysts of this remarkable voyage,” closed Jay Chandan.

Gorilla further notes that the audit for fiscal year 2023 is underway and that it is anticipated that audited financials will be filed in due course.

Earnings Call

The Company will host a conference call on Monday, April 8, 2024 a 8:00 AM EST to discuss the Company’s financial results.

Webcast: https://edge.media-server.com/mmc/p/649bk6cd

Telephone: Click here to register and join the event. Upon registering, you will be emailed a dial-in number and unique PIN.

2023 Financial Results

Unless noted otherwise, all figures are for the year ended December 31, 2023, and all comparisons are with the corresponding year of 2022. In addition, refer to the Company’s Form 6-K filed on February 1, 2024, which discloses a change in the Company’s independent registered public accounting firm (to Marcum Asia CPAs LLP) effective as of January 31, 2024.

The following table summarizes financial results (2023, unreviewed and unaudited):

	Year ended December 31
	2023	2022
Revenue	$64,694,991	$22,408,808
Cost of Revenue	(19,976,149)	(14,071,902)
Gross Profit	44,718,842	8,336,906
Gross Margin	69.1%	37.2%
Total operating expenses	(20,295,481)	(94,844,401)
Operating income (loss)	24,423,361	(86,507,495)
Net Profit (Loss)	$19,940,614	$(87,537,224)

The following table shows our adjusted EBITDA, together reconciled to the net profit (loss) for the year ended December 31, 2023, and 2022.

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures - Adjusted EBITDA Calculation

(Expressed in United States dollars)

Items	(Unreviewed and Unaudited) Year ended December 31, 2023	Year ended December 31, 2022

Net Profit (Loss)	$19,940,614	$(87,537,224)
Depreciation Expense	522,963	5,938,167
Amortization Expense	1,001,031	1,687,618
Income Tax Expense	4,435,092	430,368
Interest and Finance Costs, net	47,655	599,361
Transaction Costs (onetime) [1]	3,097,764	2,813,803
Share Listing Expense[2]	0	70,104,989
Adjusted EBITDA	$29,045,119	$(5,962,918)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time ERP implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS2 charges recorded in connection with the consummation of the SPAC merger.

Revenue for the year ended December 31, 2023, grew significantly as engagement with the country of Egypt has begun and in process. Adjusted EBITDA growth of 587% reflects technology service driven gross margin, aggressive expense control, and the absence of one-time transaction costs and share listing expenses related to the Company’s Nasdaq listing, which were the primary operating expenses of 2022.

The financial statements for the year ended December 31, 2023 included herein have not been audited or reviewed by the Company’s independent registered accounting firm.

About Gorilla Technology Group Inc.

“Empowering Your Tomorrow”

Gorilla, headquartered in London U.K., is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. Gorilla provides a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education.

The Company’s vision is to empower a connected tomorrow through innovative and transformative technologies. Gorilla envisions a world where seamless connectivity transcends boundaries, enriching lives, industries and societies.

For more information go to Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, the timing of the filing of our audited financial results, our expectations to swing to profit in the quarters ahead, our immediate priorities, Gorilla’s strategic shift to enable it to pursue larger projects with better revenue visibility, Gorilla’s contract with the Government of Egypt, Gorilla’s ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, those described under the heading “Risk Factors” in Exhibit 99.5 to the Form 6-K Gorilla filed with the SEC on August 17, 2023 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Non-IFRS Measures

Certain of the measures included in this press release are non-IFRS financial measures, including adjusted EBITDA. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Gorilla are not reported by all their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-IFRS measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to our Business Combination, asset acquisition and ERP implementation project, which are considered as non-recurring corporate development events and added back for calculation of adjusted EBITDA.

The final table which shows our adjusted EBITDA, together reconciled to the net profit (loss) for the years ended December 31, 2023, and 2022 in this results announcement has more details on the non-IFRS financial measures and the related reconciliations between these financial measures.

Investor Relations Contact:

Cody Fletcher

The Blueshirt Group for Gorilla

+1 (434) 251-7165

gorillair@blueshirtgroup.com

Media Contact:

James McCusker

Canaan Parish Group Inc.

+1 (203) 585-4750

canaanparishgroup@gmail.com

Gorilla Technology Group

Consolidated Balance Sheet

December 31, 2023 and 2022

(Expressed in USD)

Items	(Unaudited and Unreviewed) December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$5,306,857	$22,996,377
Financial assets at fair value through profit or loss – current	995,101	1,073,229
Financial assets at amortized cost - current	27,827,915	6,871,187
Contract assets	34,213,379	725,441
Accounts receivable	9,087,304	14,041,611
Inventories	23,116	68,629
Prepayments – current	7,445,195	1,266,442
Other receivables	107,228	648,617
Other current assets	170,461	61,803
Total current assets	85,176,556	47,753,336
Non-current assets

Financial assets at amortized cost - non-current	13,643,000	-
Property, plant and equipment	15,878,965	16,132,567
Right-of-use assets	53,036	16,675
Intangible assets	8,594,512	56,342
Deferred income tax assets	77,059	29,905
Prepayments - non-current	451,580	612,982
Other non-current assets	1,034,000	659,071
Total non-current assets	39,732,152	17,507,542
Total assets	$124,908,708	$65,260,878

Items	December 31, 2023	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$16,449,110	$13,492,935
Contract liabilities	107,603	58,475
Notes payable	603	602
Accounts payable	11,045,758	6,674,528
Other payables	6,080,563	3,620,998
Provisions - current	68,510	88,469
Lease liabilities - current	30,327	16,981
Current income tax liabilities	4,664,091	-
Warrant liabilities	6,221,482	2,042,410
Convertible Preference Shares Liabilities	7,767,238	-
Long-term borrowings, current portion	1,817,873	2,108,896
Other current liabilities, others	89,614	152,373
Total current liabilities	54,342,772	28,256,667
Non-current liabilities
Long-term borrowings	6,822,438	8,251,788
Provisions - non-current	63,947	61,057
Deferred income tax liabilities	59,807	148,183
Lease liabilities - non-current	23,011	-
Total non-current liabilities	6,969,203	8,461,028
Total liabilities	61,311,975	36,717,695
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,846	7,136
Capital surplus
Capital surplus	169,168,318	154,730,389
Retained earnings
Accumulated deficit	(76,954,309)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations	955,018	370,178
Treasury shares	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent	63,596,733	28,543,183
Total equity	63,596,733	28,543,183
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$124,908,708	$65,260,878

Gorilla Technology Group
Consolidated Income Statement

For the Year Ended December 31, 2023 and 2022

(Expressed in USD)

	Year ended December 31
Items	(Unaudited and Unreviewed) 2023	2022
Revenue	$64,694,991	$22,408,808
Cost of revenue	(19,976,149)	(14,071,902)
Gross profit	44,718,842	8,336,906
Operating expenses
Selling and marketing expenses	(1,562,837)	(3,644,316)
General and administrative expenses	(16,558,226)	(9,191,505)
Share listing expenses	0	(70,104,989)
Research and development expenses	(3,976,796)	(14,110,408)
Expected credit losses	(4,513,996)	0
Other income	283,555	983,932
Other gains – net	6,032,819	1,222,885
Total operating expenses	(20,295,481)	(94,844,401)
Operating income (loss)	24,423,361	(86,507,495)
Non-operating income and expenses
Interest income	770,410	235,912
Finance costs	(818,065)	(835,273)
Total non-operating income and expenses	(47,655)	(599,361)
Profit (Loss) before income tax	24,375,706	(87,106,856)
Income tax (expense)	(4,435,092)	(430,368)
Profit (Loss) for the year	$19,940,614	$(87,537,224)

Other comprehensive (loss) income
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	(89,457)	7,409
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(584,840)	$(1,672,040)
Other comprehensive loss for the year, net of tax	$(674,297)	$(1,664,631)
Total comprehensive income (loss) for the year	$19,266,317	$(89,201,855)

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation

(Expressed in United States dollars)

Items	(Unaudited and Unreviewed) Year ended December 31, 2023	((Unaudited and Unreviewed) Year ended December 31, 2022

Profit (loss) for the year	$19,940,614	$(87,537,224)
Depreciation Expense	522,963	5,938,167
Amortization Expense	1,001,031	1,687,618
Income Tax Expense	4,435,092	430,368
Interest and Finance Costs, net	47,655	599,361
Transaction Costs (onetime) [1]	3,097,764	2,813,803
Share Listing Expense[2]	0	70,104,989
Adjusted EBITDA	$29,045,119	$(5,962,918)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time ERP implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS2 charges recorded in connection with the consummation of the SPAC merger.